UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Thunder Fusion Corporation

 (Name of Issuer)

Common Stock ($.001 par value)

(Title of Class of Securities)

None

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
(1)	NAME OF REPORTING PERSON: Dr. Ruggero M. Santilli I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) Member of the group and membership is expressly affirmed [ ] (b) Disclaims membership in a group [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,940,000 (98.0%) at date of issue.
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 2,940,000 (98.0%) at date of issue.
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,940,000 (98.0%) at date of issue.
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% at date of issue.
(14)	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This Statement of Schedule 13D (this “Schedule”) relates to the shares of common stock, par value $.001 per share (the “Common Stock”) of Thunder Fusion Corporation, a Florida corporation (the “Issuer”). The Issuer maintains its principal executive offices at 150 Rainville Road, Tarpon Springs, Florida 34689.

Item 2. Identity and Background

Below is information regarding the reporting person.

(a)(b)

Dr. Ruggero M. Santilli (“Dr. Santilli” or “Reporting Person”) maintains his principal business address at 150 Rainville Road, Tarpon Springs, Florida 34689.

(c)

Dr. Santilli also serves as Chairman of the Board of Directors and Chief Executive Officer for Magnegas Corporation, a publicly traded entity which maintains its offices at the above address.

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

United States.

Item 3. Source and Amount of funds or Other Consideration

On July 25, 2013, the Reporting Person acquired 2,940,000 shares of Common Stock of the Issuer for the purchase price of $35,000.0 which was paid from the Reporting Person’s personal funds.

Item 4.  Purpose of Transaction

The purchase of Common Stock by Dr. Santilli occurred as a result of his desire to acquire the controlling interest of the Issuer.   Dr. Santilli has not formulated any plans or proposals that would require disclosure under sub-paragraphs (a) through (c) and (e) through (j) of this Item 4.  Regarding subparagraph (d), Dr. Santilli and Mrs. Carla Santilli have been appointed to the board of directors of the Issuer and Director, Jay D. Solomon has resigned.

Item 5.  Interest in Securities of the Issuer

(a)

The aggregate number of shares of the Issuer purchased by the Reporting Person was 2,940,000 shares, representing 98.0% of the class.

(b)

The Reporting Person has the sole power to vote and sole power to dispose of the 2,940,000 shares.

(c)

There were no transactions in the common stock of the Issuer, other than as reported in this Schedule 13D, effected during the 60 days preceding the filing date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be filed as Exhibits

Stock Purchase Agreement dated July 25, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2013

Date

 /s/:

Dr. Ruggero M. Santilli

Dr. Ruggero M. Santilli, Individually

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